FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of
August, 2012

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date:
3 September, 2012

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     Notice to London Stock Exchange dated 3 September, 2012

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange announcement dated 2 August 2012 entitled 'Director/PDMR Shareholding'

Exhibit 2: Stock Exchange announcement dated 10 August 2012 entitled 'Director/PDMR Shareholding'

Exhibit 3: Stock Exchange announcement dated 30 August 2012 entitled 'Holding(s) in Company'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 2 August 2012 of the following transaction which took place on 2 August 2012:

Mr K Kruythoff (PDMR)

-     sold 10,173 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2304.02p per share.

 The above transaction was carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 2 August 2012

This information is provided by RNS

The company news service from the London Stock Exchange

END

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
Unilever PLC was notified on 9 August 2012 of the following transactions carried out by

Mr A Jope (PDMR):

·      On 8 August 2012, Mr Jope exercised 16,684 options, originally granted under the Unilever North America 2002 Omnibus Equity Compensation Plan, and subsequently sold 16,684 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share, as follows:

Date of grant	Number of shares	Option price	Sale price per share
25/03/2003	10,167	US$20.31	US$35.50
08/05/2003	495	US$20.53	US$35.49
24/03/2004	4,518	US$21.42	US$35.50
24/03/2004	902	US$21.42	US$35.51
04/04/2005	602	US$21.76	US$35.50
·      On 8 August 2012, Mr Jope sold 14,945 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at prices ranging between US$35.495 and US$35.519.

·      On 9 August 2012, Mr Jope sold 6,055 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at prices ranging between US$35.820 and US$35.830.

The above transactions were carried out in the US.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

10 August 2012

This information is provided by RNS

The company news service from the London Stock Exchange

END

Exhibit 3:

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				Unilever PLC
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:			Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):			N/A
5. Date of the transaction and date on which the threshold is crossed or reached:			28 August 2012
6. Date on which issuer notified:			29 August 2012
7. Threshold(s) that is/are crossed or reached:			L&G (Below 3%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary GBP0.031111		51,295,103 (As on 13/01/2010)	Below 3%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights				Percentage of voting rights
Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 1,283,459,367
14. Contact name: Paul Toon (LGIM)
15. Contact telephone number: 020 3124 3854

Unilever contact: Tonia Lovell, Chief Legal Officer and Group Secretary - 020 7822 5252

This information is provided by RNS
The company news service from the London Stock Exchange

END

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and regulatory, tax and legal risks. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.